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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2005

                           PETROCHINA COMPANY LIMITED

                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X            Form 40-F
               ---                     ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes             No  X
         ---            ---

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-                   )
                                                 -------------------

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     PetroChina Company Limited (the "Registrant") is furnishing, under the cover of Form 6-K, the Registrant's press release with respect to the Registrant's business performance in 2004.

     This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, the statements under the heading of "Future Prospects".

     These forward-looking statements reflect the Registrant's current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in these forward-looking statements as a result of a number of factors, including, without limitation:

     o    fluctuations in crude oil and natural gas prices;

     o    failure to achieve continued exploration success;

     o    failure or delay in achieving production from development projects;

     o    change in demand for competing fuels in the target market;

     o    continued availability of capital and financing;

     o    general economic, market and business conditions;

     o changes in policies, laws or regulations of the People's Republic of China and other jurisdictions in which the Registrant and its subsidiaries conduct business; and

     o    other factors beyond the Registrant's control.

     The Registrant does not intend to update or otherwise revise the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.
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                (PETROCHINA COMPANY LIMITED LOGO AND LETTERHEAD)


Press Release


                PETROCHINA 2004 ACHIEVED RECORD HIGH NET PROFIT
                              OF RMB102.9 BILLION
                            AN INCREASE OF 47.9% YOY

16 MARCH 2005, HONG KONG - PetroChina Company Limited ("PetroChina" or the "Company," SEHK stock code 0857; NYSE Symbol PTR) today announced a net profit of RMB102.927 billion for the year ended December 31, 2004, representing a substantial increase of 47.9 percent from the same period in 2003. This is PetroChina's best-ever performance since its initial public offering.

For the year ended December 31, 2004, the Company's turnover reached RMB388.633 billion, representing an increase of 27.9 percent from the same period in 2003. The basic and diluted earnings per share is RMB0.59, representing an increase of RMB0.19 from 2003. The Company's Board of Directors has recommended a final dividend of RMB0.147511 per share for the year 2004. This, together with the interim dividend of approximately RMB0.1159 per share paid, means a full year dividend of approximately RMB0.26 per share.

Mr. Chen Geng, Chairman of PetroChina said, "By leveraging on the opportunities presented by high oil price and strong market demand for petrochemical products, PetroChina continued to optimize the Company's production structure and strengthen its operational management. The strategy not only resulted in the Company's strong production and operational results, but it also enabled the Company to achieve sustainable, effective, and rapid growth."

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EXPLORATION AND PRODUCTION
PetroChina's oil and gas exploration and production continued to maintain good growth momentum in 2004. Operating profits for the exploration and production segment reached RMB125.571 billion, representing an increase of 35.9 percent from 2003. During this period, the Company enhanced its efforts in oil and gas exploration, and made a series of important discoveries in the Nanbao of Jidong coastal area, the Erdos Basin, the South Songliao Basin, the Tarim Basin, the Sichuan Basin and the deep zone of Xujiaweizi in Daqing. The Company realized replacement ratio of 1.02 for crude oil reserves, and 4.41 for natural gas reserves in 2004.

The Company's crude oil production was stable with moderate growth, and its natural gas production further accelerated. In 2004, the Company produced 778.4 million barrels of crude oil, representing an increase of 0.5 percent compared with the previous year. The Company produced 841.2 billion cubic feet of marketable natural gas, representing an increase of 21.7 percent compared with the previous year.


REFINING AND MARKETING
The Company's refining and marketing business achieved a substantial increase in profits in 2004. Operating profit reached RMB11.981 billion, representing an increase of approximately RMB6.947 billion as compared with 2003. As a result of resource allocation optimization, and enhanced production and operations, the Company's refineries processed 698 million barrels of crude oil, representing an increase of 12.3 percent as compared with 2003. The average utilization rate of the Company's refining facilities in 2004 increased to 93.2 percent from 85.6 percent in 2003, representing an increase of 7.6 percentage points.

The Company actively expanded its marketing and sales network for refined products. The Company sold 67.01 million tons of gasoline, kerosene and diesel in 2004, representing an increase of approximately 14.87 percent from 2003. Retail volume was 30.18 million tons, representing an increase of 35.3 percent from 2003.

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The Company's service stations increased by 2,172 in 2004, with the total number of service stations amounting to 17,403.


CHEMICALS AND MARKETING
By adjusting and optimizing product mix and reinforcing marketing efforts, the Company strengthened the competitiveness and profitability of its chemical business. The segment achieved an operating profit of RMB7.655 billion, representing an increase of RMB6.614 billion compared with the previous year.

The year of 2004 saw a bigger increase in the Company's production and sales of major chemical products. The total output of key chemical products reached
12.386 million tons, representing a 4.5 percent increase year on year, and of which, 1.846 million tons of ethylene, 2.527 million tons of synthetic resin,
1.263 million tons of synthetic fiber raw materials and polymer, 0.286 million tons of synthetic rubber and 3.652 million tons of urea were produced in 2004. The total sales of chemical products amounted to 13.05 million tons, representing an increase of 10.6 percent from 2003.


NATURAL GAS AND PIPELINE
The Company's construction of key natural gas pipelines achieved landmark developments in 2004. The West-East Pipeline was fully launched and commenced commercial operation. The construction of the trunk line of the Zhongxian-Wuhan Pipeline and its two sublines in Hubei province was completed and these pipelines also commenced production. The major engineering construction of the subline in Hunan province has been completed. The main section of the Second Shaanxi-Beijing gas Pipeline has also been completed. A nationwide network of major natural gas pipelines has been initially formed.

Whilst the West-East Pipeline project was still at its preliminary stage of operation and the gas volume transmitted had yet to reach the designed capacity in 2004, the operating profits from the natural gas and pipeline business still increased by 31.9 percent to RMB2.535 billion in this period. Rapid progress has been made in the Company's natural gas sales. The Company secured contracts for gas consumption

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volume of 12 billion cubic meters with the downstream users of the West-East
Pipeline, and for 3.9 billion cubic meters with that of the Zhongxian-Wuhan Pipeline.


FUTURE PROSPECTS
As a result of the continuing rapid development of the Chinese national economy, domestic consumption of oil and gas has now entered into a fast growing period. Both the internal and external environment has provided a good platform for the Company's further development. Looking forward, in an effort to achieve even better performance targets, the Company will continue to strengthen the exploration and development of oil and gas; speed up the pace of reserve growth and bringing reserve to production; accelerate the adjustment and optimization of its refining and chemicals business; further enhance its competitiveness and profitability, as well as reinforce its marketing efforts and operational efficiency.

The Company's management will continue to pursue the goals of maximizing the Company's efficiency and shareholder values. We are committed to enhancing the company's value, actively promoting technological innovation and introducing innovative management. We will further strengthen the Company's internal control and monitoring system to comply with the requirements of market and regulations. With stable and healthy operation, the Company is well positioned for continuing and rapid growth.


                                      # # #

Issued by PetroChina Company Limited.
For further information, please contact:
Mr. Mao Zefeng, Assistant Secretary to the Board of Directors
Tel: (852) 2899 2010                   Fax: (852) 2899 2390
Email: hko@petrochina.com.hk

Distributed through Hill & Knowlton Asia Ltd. For enquiries, please contact:
Ms. Helen Lam                          Fax: (852) 2576 3551
Tel: (852) 2894 6204 / 92767 7672      Email: helen.lam@hillandknowlton.com.hk
Ms. Angie Tang
Tel: (852) 2894 6262                   Email: angie.tang@hillandknowlton.com.hk

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              PetroChina Company Limited


Dated: March 16, 2005                         By:   /s/ Li Huaiqi
                                                 -------------------------------
                                              Name:  Li Huaiqi
                                              Title: Company Secretary